UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

Exclusive License Agreement

LAVA Therapeutics N.V. (“LAVA”), entered into an exclusive license agreement, dated as of September 23, 2022 (the “Agreement”), with Seagen Inc. (“Seagen”), pursuant to which LAVA granted a worldwide exclusive license to Seagen to develop, manufacture, and commercialize LAVA-1223, an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody™ technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Seagen will pay LAVA a one-time, upfront license fee of $50 million. In addition, Seagen will pay LAVA development, regulatory and commercialization milestone payments of up to approximately $650 million upon achievement of certain specified milestones as well as royalties ranging from the single digits to the mid-teens on net sales of the licensed product. LAVA may exercise a one-time, buy-up option to increase the royalty rate percentages for such royalties upon payment of a one-time fee within a designated period of time following receipt of certain clinical data for the licensed product. In the event LAVA elects to exercise such buy-up option, the amount of certain of the development milestones will be subject to certain percentage decreases.

Under the terms of the Agreement, Lava will provide a limited amount of initial supply of LAVA-1223 to support Seagen’s clinical development of the product. Seagen is also granted an opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody platform on up to two additional tumor targets. The Agreement contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K, and incorporated herein by reference.

Press Release

On September 26, 2022, the Company issued a press release announcing entry into the Agreement. A copy of this press release is filed herewith as Exhibit 99.1.

Investor Presentation

On September 30, 2022, the Company updated its corporate presentation, which it made available on its website. A copy of the presentation is furnished herewith as Exhibit 99.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibits 10.1 and 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File no. 333-256655) and registration statement on Form F-3 (File no. 333-264246) of LAVA Therapeutics N.V. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description
10.1*	Exclusive License Agreement, dated September 23, 2022, by and between Seagen Inc. and Lava Therapeutics N.V.
99.1	Press Release, dated September 26, 2022
99.2	LAVA Therapeutics, N.V. Investor Presentation
*

Certain identified information has been excluded from this Exhibit because it is not material and is the type that the Company treats as private or confidential. The omissions have been indicated by “[***]”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: September 30, 2022	By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and Director